UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share
(Title of Class of Securities)

450047204
(CUSIP Number)

Saúl Zang
Juan Manuel Quintana
Carolina Zang

Estudio Zang, Bergel y Viñes
Florida 537, 18th Floor
Buenos Aires, Argentina
+54(11) 4322-0033
 (Name, Address and Telephone Number of Person
authorized to Receive Notices and Communications)

January 11, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 450047204	Page 2 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 365,058,886
	9.	SOLE DISPOSITIVE POWER0
	10.	SHARED DISPOSITIVE POWER 365,058,886
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,058,886
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.09%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 450047204	Page 3 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 365,058,886
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 365,058,886
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,058,886
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.09%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 4 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 365,058,886
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 365,058,886
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,058,886
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.09%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 5 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 365,058,886
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 365,058,886
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,058,886
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.09%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 6 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 365,058,886
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 365,058,886
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,058,886
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.09%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 7 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 365,058,886
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 365,058,886
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,058,886
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.09%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 8 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 365,058,886
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 365,058,886
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,058,886
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.09%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 9 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 365,058,886
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 365,058,886
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,058,886
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.09%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 10 of 23 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Helmir S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 365,058,886
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 365,058,886
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,058,886
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.09%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 11 of 23 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 17 TO SCHEDULE 13D

This Amendment No. 17 Schedule 13D (“Amendment No. 17”) amends and restates Items 2, 3, 4 and 5 of the Schedule 13D filed by IRSA with the SEC (the “Schedule 13D”), as amended and restated from time to time. Capitalized terms used in this Amendment No. 17 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

SCHEDULE 13D

CUSIP No. 450047204	Page 12 of 23 Pages

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors or Director of each of the following companies:

(i)
IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)
Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)
Cresud S.A.C.I.F y A., a stock corporation organized under the laws of the Republic of Argentina (“Cresud”);

(iv)
Consultores Assets Management S.A., a stock corporation company organized under the laws of Argentina (“CAM”);

(v)
Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(vi)
Consultores Venture Capital Uruguay S.A., a stock corporation company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vii)
Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”);

(viii)
Helmir S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Helmir”) (Elsztain, IFIS, IFISA, Cresud, CAM, CVC Cayman, CVC Uruguay Agroinvestment and Helmir being collectively referred to as the “Reporting Persons”).

(i) Elsztain’s, CAM´s and IRSA´s principal offices are located at Bolívar 108, 1st floor, C1066AAD, Buenos Aires, Argentina;(ii) IFIS’ principal offices are located at Clarendon House, 2 Church Street, Hamilton HM 08, Bermuda;(iii) IFISA’s and CVC Uruguay´s principal offices are located at Ruta 8 Km 17.500 Edificio@1 Local 106, CP 91600 Montevideo, Republic of Uruguay;(iv) CVC Cayman’s principal offices are located at 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman, KY1-1205, Cayman Islands;(v) Agroinvestment´s and Helmir’s principal offices are located at Zabala 1422, Floor 2, 11000, Montevideo, Republic of Uruguay; (vi) Cresud’s principal offices are located at Moreno 877, 23rd floor, C1091AAQ, Buenos Aires, Argentina.

Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of the Reporting Persons are set forth in Schedule A hereto.

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

SCHEDULE 13D

CUSIP No. 450047204	Page 13 of 23 Pages

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of January 11, 2019, IRSA Inversiones y Representaciones S.A.’s Common Stock beneficially owned by the Reporting Persons consisted of 365,058,886 shares, representing 63.09% of IRSA Inversiones y Representaciones S.A.’s share capital.

Item 4. Purpose of Transaction

Since April 28, 2015, and until the date of issuance of this document, the Reporting Persons have decreased their beneficial ownership of IRSA common shares in a 1.22% of IRSA´s outstanding share capital. Such decrease in share ownership is mainly a result of:

●
A donation of 900 common shares realized by Eduardo Elsztain.

●
The sale in the open market of 5,324,160 common shares (532,416 ADRs).

●
On December 28, 2018, Cresud reported that its Board of Directors has approved the cancellation of the debt for accrued fees from 2012 to 2018 that the company has with Consultores Assets Management S.A. On January 11, 2019, Cresud partially paid its debt with 7,686,032 shares of IRSA Inversiones y Representaciones S.A. of which, 5,956,675 shares of IRSA Inversiones y Representaciones S.A were transferred to Consultores Venture Capital Uruguay S.A., while the rest of the shares were paid to a director of a company included in Item 2.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

        Item 5. Interests in Securities of the Issuer

(a)
(a) As of January 11, 2019, the Reporting Persons beneficially owned 365,058,886 common shares of IRSA, representing 63.09% of its outstanding share capital.

The following is a description of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as January 11, 2019:

Shareholder	Number of Shares Currently Owned	% of Currently Outstanding Shares
Reporting Persons	365,058,886	63.09%
Total IRSA Outstanding Shares	578,676,460	100%

(i)
Elsztain is the Chairman of the board of directors or Director of IFIS, IFISA, Cresud, IRSA, CAM, CVC Uruguay, CVC Cayman, Agroinvestment and Helmir. As of January 11, 2019, Elsztain held (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd. As of January 11, 2019, Elsztain holds 100% of the outstanding equity capital of Agroinvestment. As of January 11, 2019, Elsztain owned 85.0% of the outstanding equity capital of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman. As of that same date, Elsztain directly owned 272,751 common shares of Cresud, representing approximately 0.05% of Cresud’s outstanding shares capital; and Elsztain does not directly own any equity in IRSA Inversiones y Representaciones S.A.

(ii)
IFIS is the direct owner of 100% of the common shares of IFISA and does not directly own any equity in IRSA Inversiones y Representaciones S.A.

(iii)
 IFISA is the direct owner of 114,926,563 common shares of Cresud representing approximately 22.91% of Cresud’s outstanding common stock and does not directly own any equity in IRSA Inversiones y Representaciones S.A.

(iv)
CAM does not directly own any equity in IRSA Inversiones y Representaciones S.A.

(v)
CVC Uruguay directly owns 920 common shares of Cresud representing approximately 0.0002% of Cresud’s outstanding common shares; moreover, CVC Uruguay directly owned 5,956,675 common shares of IRSA Inversiones y Representaciones, representing approximately 1.03% of IRSA´s outstanding shares capital.

(vi)
CVC Cayman serves as the Investment Manager of IFIS and does not own any equity in IRSA Inversiones y Representaciones S.A.

(vii)
Agroinvestment directly owns 67,125,740 common shares of Cresud representing approximately 13.38% of Cresud’s outstanding common shares and does not own any equity in IRSA Inversiones y Representaciones S.A.

(viii)
Cresud directly owns 356,913,421 common shares of IRSA, which represents 61.68% of IRSA’s outstanding stock.

(ix)
Cresud directly owns 100% of the common shares of Helmir.

(x)
Helmir directly owns 2,188,790 IRSA common shares, representing 0.38% of IRSA outstanding common shares.

SCHEDULE 13D

CUSIP No. 450047204	Page 14 of 23 Pages

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of January 11, 2019:

Ownership structure as of January 11, 2019

E. Elsztain
100%
85%
Agroinvestment
CAM
* 4.66% through additional Proxies
100%
CVCU
100%
CVC Cayman
29.60%
* Investment Mgmt Agreement
3.72%
26.98%
IFIS
100%
0.0002%
IFISA
22.91%
13.38%
0.05%
Cresud
100%
Helmir
61.68%
0.38%
1.03%
Irsa

SCHEDULE 13D

CUSIP No. 450047204	Page 15 of 23 Pages

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 365,058,886 IRSA Inversiones y Representaciones S.A.’s common stock, representing 63.09% of the issued and outstanding common shares of IRSA Inversiones y Representaciones S.A., as of January 11, 2019.

(b)
Item 5(a) is incorporated herein by reference.

(c)
Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in IRSA common shares that were affected during the previous 60 days are listed on Annex I.

(d)-(e) Not applicable.

SCHEDULE 13D

CUSIP No. 450047204	Page 16 of 23 Pages

Schedule A

Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Chairman Clarendon House, 2 Church Street Hamilton HM 11, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Clarendon House 2 Church Street Hamilton HM 11, Bermuda. Citizen of Argentina
2.	Saul Zang Director Clarendon House 2 Church Street Hamilton HM 11, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Clarendon House 2 Church Street Hamilton HM 11, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay
2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay	4.	Saul Zang Vice-Chairman Ruta 8 KM 17.500 Edificio@1 Local 160, 91600, Montevideo Republic of Uruguay Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 17 of 23 Pages

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain Chairman Bolívar 108, 1st floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain First Vice Chairman Bolívar 108, 1st floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saul Zang Second Vice Chairman Bolívar 108, 1st floor (C1066AAD) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina	4.	Ilan Ariel Elsztain Alternate Director Bolivar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain Director 89, Nexus Way Camana Bay. Grand Cayman ky1-1250, Cayman Islands Citizen of Argentina	2.	Saul Zang Director 89 Nexus Way, Camana Bay, Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay
2.	Saúl Zang Director (Vice-Chairman) Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 450047204	Page 18 of 23 Pages

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina
2.	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina
Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Chairman Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	7.	Pedro Damaso Labaqui Palacio Director Moreno 877, 23rd Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saúl Zang Vice-Chairman Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	8.	Daniel Elias Mellicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Second Vice-Chairman Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Alejandro Gustavo Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Gabriel Adolfo Gregorio Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 19 of 23 Pages

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Alejandro Gustavo Casaretto Regional Manager of Agricultural Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matias Iván Gaivironsky Chief Financial Officer and Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Carlos Blousson Chief Executive Officer of the Bolivian and Argentinean Operations Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Helmir S.A.

1.	Eduardo Sergio Elsztain Chairman Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Second Vice-Chairman Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina
2.	Saúl Zang First Vice-Chairman Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Zabala 1422, Floor 2, CP 11000 Montevideo Republic of Uruguay Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 450047204	Page 20 of 23 Pages

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Chairman Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Fernando Rubin Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saul Zang First Vice-Chairman Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA
3.	Alejandro Gustavo Elsztain Second Vice-Chairman Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Carlos Ricardo Esteves Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
5.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Daniel R. Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 21 of 23 Pages

7.	Marcos Moisés Fischman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
8.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of United States	16.	Gastón A. Lernoud Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Arnaldo Jawerbaum Investment Manager Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matias Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Daniel R. Elsztain Chief Operating Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 22 of 23 Pages

Transactions by the Reporting Persons or persons named in Schedule A in Shares that were effected during the the last 60 days
Annex 1

●
In the last 60 days Alejandro Gustavo Elsztain acquired 1,729,357 IRSA´s common shares at an average price of ARS 49.00

●
In the last 60 days Consultores Venture Capital Uruguay acquired 5,956,675 IRSA´s common shares at an average price of ARS 49.00

●
In the last 60 days Cresud transferred 7,686,032 IRSA´s common shares at an average price of ARS 49.00

SCHEDULE 13D

CUSIP No. 226406106	Page 23 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: January 11, 2019.

Eduardo S. Elsztain	Consultores Assets Management S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

IFIS Limited	Consultores Venture Capital Limited
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Inversiones Financieras del Sur S.A.	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Helmir S.A.	Agroinvestment S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Consultores Venture Capital Uruguay
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board